Exhibit 99.1

PRESS RELEASE

Angola: A New Milestone Towards the Development
of Blocks 20 and 21

Paris, May 2, 2023 – Agência Nacional de Petróleo, Gás e Biocombustíveis (ANPG), TotalEnergies EP Angola and Sonangol Pesquisa e Produção S.A. signed today a heads of agreement related to the future development of the Cameia and Golfinho fields, located on Blocks 20 and 21 in the Kwanza basin.

This heads of agreement is an important milestone towards a final investment decision expected in 2023, after partners and authorities’ approval.

This future development project on Blocks 20 and 21, located around 150 km southwest of Luanda, will comprise an FPSO, the seventh for TotalEnergies in Angola, connected to a subsea network. The design of this new project includes electrical generation from a combined cycle turbine and a zero flaring concept, allowing a lower carbon intensity.

“Together with our partners, we are working to make possible this first offshore development project in the Kwanza basin, which will allow to put in production Cameia and Golfinho discoveries and add more value to new national energy resources”, said Nicolas Terraz, President, Exploration & Production at TotalEnergies. “TotalEnergies celebrates 70 years of presence in Angola this year. We have always been pioneers in the Angolan energy landscape.”

“This agreement should allow the first production in the maritime zone of the Kwanza and may contribute decisively for the national production objectives. Its potential may generate interest from other operators, including the beginning of other developments on the Kwanza Basin”, said Paulo Jerónimo, Chairman of the Board of ANPG, congratulating the pioneers TotalEnergies and Sonangol Pesquisa e Produção, and awaiting with expectation the next phases for the concretization of results.

“Today, we reached an important milestone. For the coming years, the objective is for this project to be successful. For some time now, we want Blocks 20 and 21 to start producing, and we target a final investment decision this year, allowing soon that the offshore Kwanza Basin begins production”, said Gaspar Martins, Chairman of the Board, at Sonangol.

TotalEnergies EP Angola Blocks 20-21 (Operator) holds an 80% interest in each block, while Sonangol Pesquisa e Produção S.A holds the remaining 20%.

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About TotalEnergies in Angola

Present in Angola since 1953, TotalEnergies employs around 1500 people in different business segments. With a diversified business portfolio, from deep offshore assets that represents around 45% of the country’s hydrocarbons production, service stations in partnership with Sonangol and renewables, TotalEnergies in Angola is a key actor for a equitable energy transition of the country.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Corporate Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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